Exhibit 99.2

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 2  In keeping with the SEC's "Safe Harbor" guidelines, certain statements made during this presentation could be considered forward-looking and subject to certain risks and uncertainties that could cause results to differ materially from those projected. When we use the words "will likely result," "may," "anticipate," "estimate," "should," "expect," "believe," "intend," or similar expressions, we intend to identify forward-looking statements. Such forward-looking statements include, but are not limited to, our business and investment strategy, our understanding of our competition, current market trends and opportunities, projected operating results, and projected capital expenditures. These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy, and the degree and nature of our competition. These and other risk factors are more fully discussed in the Company's filings with the Securities and Exchange Commission. EBITDA is defined as net income before interest, taxes, depreciation and amortization. EBITDA yield is defined as trailing twelve month EBITDA divided by the purchase price. A capitalization rate is determined by dividing the property's net operating income by the purchase price. Net operating income is the property's funds from operations minus a capital expense reserve of either 4% or 5% of gross revenues. Hotel EBITDA flow-through is the change in Hotel EBITDA divided by the change in total revenues. EBITDA, FFO, AFFO, CAD and other terms are non-GAAP measures, reconciliations of which have been provided in prior earnings releases and filings with the SEC.This overview is for informational purposes only and is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Ashford Hospitality Prime, Inc. or any of its respective affiliates, and may not be relied upon in connection with the purchase or sale of any such security.Important InformationAshford Hospitality Prime, Inc. ("Ashford Prime") plans to file with the SEC and furnish to its stockholders a Proxy Statement in connection with its 2016 Annual Meeting, and advises its stockholders to read the Proxy Statement relating to the 2016 Annual Meeting when it becomes available, because it will contain important information. Stockholders may obtain a free copy of the Proxy Statement and other documents (when available) that Ashford Prime files with the SEC at the SEC's website at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Ashford Prime by directing a request to Ashford Hospitality Prime, Inc., Attn: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling (972) 490-9600.Certain Information Concerning ParticipantsAshford Prime, its directors and named executive officers may be deemed to be participants in the solicitation of Ashford Prime's stockholders in connection with its 2016 Annual Meeting. Stockholders may obtain information regarding the names, affiliations and interests of such individuals in Ashford Prime's proxy statement dated April 17, 2015, which is filed with the SEC. To the extent holdings of Ashford Prime's securities have changed since the amounts printed in the proxy statement, dated April 17, 2015, such changes have been reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Certain Disclosures

 Questions & Answers  3  Question:  What is management’s long-term track record of shareholder capital stewardship?  Ashford Response:  Ashford Trust (AHT) went public in 2003 as a blind pool IPO. Since its IPO, AHT has generated a total shareholder return of approximately 124%* compared to the peer average of approximately 88%*, so management’s long-term track record as a steward of shareholder capital is excellent. In addition, AHP management interests are highly aligned with shareholders’ through management’s significant inside ownership stake. Maximizing shareholder value is our #1 objective.   * As of 3/18/16

 Questions & Answers  4  Question:  What is your experience in running a hotel REIT or hotel investment platform?  Ashford Response:  Many members of AHP’s senior management have operated Ashford Trust since its IPO in 2003 and prior to that made hotel investments with private capital partners primarily through Remington. In fact, AHP’s predecessor company was the largest buyer of hotel loans from the Resolution Trust Corporation (RTC) in the early 1990s. Management has a long, successful track record of making successful hotel investments across multiple lodging cycles.

 Questions & Answers  5  Question:  Why did you spin-off Ashford Prime?  Ashford Response:  Ashford Prime was spun off from Ashford Trust in late 2013 as a way to unlock the value of these high quality assets. We believed these assets were not getting valued appropriately inside of Ashford Trust given Ashford Trust’s diversified portfolio and opportunistic investment strategy, so we believed Ashford Prime would trade at a premium multiple to Ashford Trust given its more well defined investment strategy focused on investing in luxury, high quality hotel assets.

 Questions & Answers  6  Question:  Why did the board decide to pursue a review of strategic alternatives?  Ashford Response:  When we initially spun-off Ashford Prime, it traded at about a 2-3x EBITDA multiple premium to AHT, but the stock price has underperformed since those initial days after the spin-off. We took several steps to improve value including buying back about 5% of our outstanding shares at prices below NAV, doubling the common dividend, strong operational performance from our hotel assets, issuing convertible preferred equity and acquiring high quality hotel assets, and refinancing debt at lower interest rates to improve our cash flow. However, the stock continued to underperform. As a result, in August, the board announced that it had engaged a financial advisor and was exploring strategic alternatives.

 Questions & Answers  7  Question:  Why haven't you set a meeting date for the 2016 annual shareholders meeting?  Ashford Response:  Since AHP has been public it has never announced a meeting date by March 17, which is when Sessa irrationally accused us of not having set our annual meeting date by. The meeting date is announced when we file our proxy, which we plan to file soon.

 Questions & Answers  8  Question:  Why did you convert your marketable securities into a hedge fund investment?  Ashford Response:  It was an attractive, low volatility strategy that was a way for us to get returns on our excess cash.

 Questions & Answers  9  Question:  How would you describe your corporate governance?  Ashford Response:  We believe our corporate governance is excellent. Examples include: ■ We have a non-staggered board■ We have opted out of the Maryland Anti-takeover Act■ We have no poison pill■ We have a lead director that is independent■ Five of our seven directors are independent■ We also have a charter provision requiring that related party transactions be approved by disinterested directors

 Questions & Answers  10  Question:  What was the rationale behind buying AINC stock?  Ashford Response:  We acquired a stake in AINC in August of 2015. We viewed this opportunity as a chance to get a significant stake in our advisor at an attractive price given the very low trading volume and the fact that the price was consistent with the 90-day VWAP. Since then, the AINC stock has dropped in price, but so has all asset managers’ stock prices. We believe this investment will prove to be very attractive for AHP shareholders over time, and more importantly will more closely align our advisor, AINC, with AHP.

 Questions & Answers  11  Question:  Why do you think your stock price has dropped since the spin-off?  Ashford Response:  The entire industry has traded down since the time of AHP's spin-off. We have taken multiple steps to increase our value including buying back stock, doubling the common dividend, lowering our cost of debt through attractive refinancings, and acquiring high quality assets at attractive prices. In August of 2015, our board of directors announced that they had engaged Deutsche Bank Securities as financial advisor to assist in exploring strategic alternatives, including a possible sale of the company. Further, the stock dropped approximately 18% the week following Sessa proxy contest announcement.

 Questions & Answers  12  Question:  Has the strategic review process stalled?  Ashford Response:  The strategic review process is not stalled at all as the “activist” Sessa would like you to believe. In fact, it's just the opposite. The board has been very actively engaged in reviewing strategic alternatives for the company and when the time is right to make a public announcement the board will do so. The strategic alternative processes that we have seen have averaged 10 months.

 Questions & Answers  13  Question:  If Sessa's slate wins will AHP have to pay a termination fee?  Ashford Response:  The Company believes that Sessa has not satisfied AHP’s bylaw information and procedural requirements in nominating their slate; further we have uncovered several factors that give us grave concerns about the quality of their nominees including several years of resume padding, potential insider trading and possible 13D violations. In light of these concerns and the fact that we believe these proposed nominees are not eligible to stand for election to our Board, it is highly unlikely there is any basis for the current Board to approve these nominees such that the Termination Fee would not be triggered.

 Questions & Answers  14  Question:  Why are you suing a large shareholder?  Ashford Response:  Sessa Capital, unilaterally and surprisingly filed suit against Ashford Prime, each of the Prime directors, and Ashford Inc. We wish they wouldn't have gone down the litigation path, but once they did, we felt like we needed to defend what's in the best interest of shareholders and respond with our counterclaims. We believe their reckless proxy contest has the potential to significantly destroy shareholder value, and we believe Ashford Prime shareholders would be best served if Sessa withdrew their purported proxy solicitation and allowed the existing board to conclude the review of strategic alternatives without the distraction of Sessa’s proxy contest.

 Questions & Answers  15  Question:  Do you believe there are conflicts of interest at Ashford Prime?  Ashford Response:  We believe our 7-member board comprised of 5 independent directors along with an independent lead director mitigates and appropriately evaluates any potential conflicts of interest. All conflicted transactions are decided upon by a committee of uninterested, independent directors. We believe that transactions between the Ashford companies are in the best interest of Ashford Prime shareholders, conducted by independent committees, and Sessa’s claim of conflicts is just another tactic they are using to attempt to cast doubt and recklessly take over the company, which could trigger a termination fee in the hundreds of millions of dollars.

 Questions & Answers  16  Question:  How did you come up with the termination fee?   Ashford Response:  The termination fee has been in place since the spin-off from AHT. Investors in AHT at the time were on both sides of the transaction meaning they received shares in the Advisor as well as the Advisee so they should have been indifferent to the calculation of the fee. If you bought AHP stock post spin-off the termination fee calculation methodology was disclosed in the advisory agreement for your reference before purchase. The methodology of the fee calculation was to replace the economics lost to the advisor, should the contract be terminated.

 Questions & Answers  17  Question:  Can the termination fee be re-negotiated with Ashford Inc.?  Ashford Response:  The advisory agreement is a contractual obligation between two publicly-traded companies. The AINC board has shown a willingness to re-negotiate the Advisory Agreement when considered on the whole, on commercial terms, with the current AHP board should it also be in AINC’s best interests too, but we do not believe that they will negotiate with Sessa's purported slate of director nominees in light of Sessa’s actions throughout the proxy contest. The Company believes that the best likelihood of a re-negotiated termination fee, if any, as well as other Advisory Agreement covenants would be between AINC and the current board of AHP as opposed to hostile litigation between Sessa and AINC.

 Questions & Answers  18  Question:  Since Chairman Bennett owns so much more of AINC than AHP isn’t he financially incentivized to benefit AINC at the expense of AHP?  Ashford Response:  No. As of 12/31/15 Chairman Bennett had approximately 80% more stock in AHP than AINC - 1.8 million shares/units of AHP worth $18 million and approximately 222,000 shares of AINC worth $9.8 million.

 Questions & Answers  19  Question:  Why does the advisor have the right to appoint the CEO of AHP?  Ashford Response:  This was a term that was added during the amendment to the advisory agreement that addressed key money. The advisor wanted to make sure that at least the CEO of the REIT could be appointed by the advisor if the advisor was going to commit to providing key money to the REIT to help it grow accretively.

 Questions & Answers  20  Question:  How is Matt Rinaldi independent if Monty Bennett has contributed to his political campaigns?  Ashford Response:  Monty Bennett has contributed to Matt Rinaldi’s political campaigns, but in amounts well below the threshold set in our corporate governance guidelines that would impact Mr. Rinaldi’s independence. Mr. Rinaldi brings his extensive legal experience advising and counseling corporate officers of public companies and independent auditors in matters involving SEC compliance, director and officer liability and suits brought by stockholders and bondholders, as well as his experience in real estate, employment, insurance and intellectual property-related legal matters, to our board of directors

 Questions & Answers  21  Question:  How is Stefani Carter independent if Monty Bennett has contributed to her political campaigns?   Ashford Response:  Monty Bennett has contributed to Stefani Carter’s political campaigns, but in amounts well below the threshold set in our corporate governance guidelines that would impact Ms. Carter’s independence. Ms. Carter brings her extensive legal experience in advising and counseling clients in civil litigation and contractual disputes, as well as her many experiences as an elected official, to our board of directors.

 Questions & Answers  22  Question:  How is Andrew Strong independent if he and Monty Bennett went to high school together?   Ashford Response:  Monty Bennett and Andrew Strong did go to the same high school, but we don’t believe that impacts Andrew Strong’s independence. His selection as an independent director had nothing to do with their high school connection, but rather Andrew’s experience from a legal and business standpoint. Mr. Strong brings his extensive business and management experience as the former President and Chief Executive Officer of Kalon Biotherapeutics, LLC, including his experience raising seed funding and follow-on capital for the company, in addition to his extensive legal experience as General Counsel and System Compliance Officer for the Texas A&M University System and as a partner at two law firms, to our board of directors.

 Questions & Answers  23  Question:  How can Monty Bennett be the executive of so many entities and run them all effectively?  Ashford Response:  Monty has successfully led multiple companies for several years. He delegates a lot of his responsibilities to individual members of the respective management teams, but the Company believes that his ability to lead each company effectively is not impacted at all by the multiple companies he oversees especially given the current size of the platforms.

 Questions & Answers  24  Question:  Do you believe executives should be compensated by each Ashford entity?  Ashford Response:  Our executive team’s salaries and bonuses are paid by Ashford Inc. The executives can earn equity compensation from the REITs at the discretion of the compensation committees of those respective boards. The equity compensation typically is performance based and is only earned if certain performance thresholds are achieved over a period of time. We believe this highlights and reinforces the alignment we have between the advisor and the REIT.

 Questions & Answers  25  Question:  Do you believe your independent directors are independent?  Ashford Response:  Yes. Our board has determined that our independent directors meet the NYSE listing standards for independence and our corporate governance guidelines. Further, our independent directors were approved by approximately 90% of voted shares last year.

 Questions & Answers  26  Question:  Is the termination fee a golden parachute for Ashford management?  Ashford Response:  No. The termination fee is paid to Ashford Inc. Ashford Inc. is a publicly traded company. Anyone can buy the stock if they want to and can participate in the termination fee.

 Questions & Answers  27  Question:  Is it true that a change in the Board composition will not impact hotel operations?  Ashford Response:  No. A change in 4 or more directors could trigger a change of control that could result in a termination of the advisory agreement. If that were to happen, shareholders would lose the benefit of Ashford’s industry leading asset management team. It’s true that the hotel property management agreements would not be impacted, but the oversight of those property managers and the implementation of revenue strategies, capital expenditures, cost savings initiatives, etc. would severely be impacted and could result in a significant drop in cash flow for the REIT.

 Questions & Answers  28  Question:  Do you think it’s appropriate to have overlapping management?  Ashford Response:  The Ashford management team has been together a long time and together have created a lot of value for shareholders. We believe having the management team running each of the Ashford platforms is a huge competitive advantage.

 Questions & Answers  29  Question:  Why did you issue equity for the Bardessono acquisition?  Ashford Response:  The acquisition of the Bardessono was funded primarily with convertible preferred equity at a conversion price of $18.90 per share. This price is almost 90% above the current market price of AHP. This transaction was done as a private placement with a single investor, and there was a very small amount of common equity that was issued to that same party as part of that transaction. We believe the acquisition of the Bardessono Hotel will be accretive to long-term shareholder value for AHP shareholders.

 Questions & Answers  30  Question:  Did the Ashford Prime board breach its fiduciary duty to shareholders in agreeing to the amendment to the advisory agreement in June 2015?  Ashford Response:  No. The amendment to the advisory agreement has gives and gets for Ashford Prime. The biggest gets included the opportunity to receive key money from AINC, which Ashford Prime has already received as part of its acquisition of the Bardessono, and the ability to terminate the advisory agreement for no fee in the event of a change of control at AINC. These changes were negotiated by the lead directors of each platform and approved by the independent directors.

 Questions & Answers  31  Question:  How can selling hotel assets trigger the termination fee?  Ashford Response:  The sale of a significant amount of assets over a defined period of time would trigger the termination fee. This was added to protect the advisor from a scenario where the Ashford Prime board sought to avoid the termination fee by selling assets over time rather than all at once. In exchange, Ashford Prime received many benefits for this concession, including free “key money” from the advisor, which it has already received as part of its acquisition of the Bardessono. Similar terms are often included in asset management agreements.

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